December 16, 2015

Via EDGAR and Overnight Mail

Mr. Daniel L. Gordon
Mr. Jorge L. Bonilla
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Mail Stop 3233
Washington, D.C. 20549

Re:	Owens Realty Mortgage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-35989

Dear Messrs. Gordon and Bonilla:

Owens Realty Mortgage, Inc. (the “Company”) is in receipt of your letter dated December 14, 2015 (the “Comment Letter”) providing additional comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”).  The numbered paragraphs below respond to each of your comments in the Comment Letter, by setting forth your comment in boldface and italics followed by the Company’s response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.
We note your response to comment 3 that what you have presented on page 53 is property level revenues less direct property expenses, including gains or losses on sales of properties and impairment losses. We note that your presentation excludes amounts that are included in net income which is calculated and presented in accordance with GAAP in the statement of income. We continue to believe that your presentation constitutes non-GAAP financial measures as defined in Item 10(e) of Regulation S-K. In future filings please revise your presentation to reconcile to net income as presented in the statement of income and provide all the other disclosures required by Item 10(e) of Regulation S-K.

Response to Comment No. 1

In future filings, when property level revenues less direct property expenses, including gains or losses on sales of properties and impairment losses is presented, we will revise our presentation to include a reconciliation to net income as presented in the statement of income and to provide all the other disclosures required by Item 10(e) of Regulation S-K.

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding the foregoing, please contact our Controller, Melina Platt, at (925) 280-5395, or our counsel, Greg Allio of PremierCounsel LLP, at (415) 409-1791.

Sincerely,

/s/ William C. Owens
William C. Owens, Chief Executive Officer
Owens Realty Mortgage, Inc.

cc:           M. Greg Allio, PremierCounsel LLP